SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)*

                               EMPIRE OF CAROLINA, INC.
                                   (Name of Issuer)

                        Common Stock, Par Value $.10 Per Share
                            (Title of Class of Securities)

                                     292007-10-1
                                    (CUSIP Number)

                                   Robin B. Shanus
                                  Weiss Peck & Greer
                                  One New York Plaza
                                 New York, NY  10004
                                    (212) 908-9500

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 28, 1996

               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

          Check the following box if a fee is being paid with the statement. (A fee is not required only if the Reporting Person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          ** The total number of shares of common stock reported herein as beneficially owned by the Reporting Persons is 3,019,021 (including the 2,531,929 shares of common stock which the Reporting Persons shall have the right to acquire upon the conversion of the securities described herein) which constitutes approximately 31.8% of the total number of shares outstanding, based on 9,493,229 shares of common stock of the issuer outstanding (including the 2,531,929 shares of common stock which the Reporting Persons shall have the right to acquire upon the conversion of the securities described herein). If the Reporting Parties are deemed to be a group with Steven E. Geller, Neil Saul, Marvin Smollar and Champ Enterprises Limited Partnership, such group shall be deemed to beneficially own 5,539,140 shares of common stock (including 3,148,128 shares of common stock which the Reporting Persons and the Geller Group (as defined herein) have the right to acquire in the next 60 days upon exercise of warrants or options on conversion of securities), which constitutes approximately 54.8% of the total number of shares outstanding based on 10,109,428 shares of common stock outstanding. See Item 2. See Item 5 of this Statement regarding how the total number of outstanding shares is determined.

          1.   Name of Reporting Person:

               WPG Corporate Development Associates IV, L.P.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  WC

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Delaware

               Number of 7.   Sole Voting Power:  2,328,918 (1)
               Shares         (3)
               Beneficially
               Owned By  8.   Shared Voting Power:  128,523
               Each           (2)
               Reporting
               Person    9.   Sole Dispositive Power:  2,328,918
               With           (1) (3)

                         10.  Shared Dispositive Power:  -0-

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person:   2,457,441 (3)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11):
          27.2%
               (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Power is exercised through its sole general partner, WPG Private Equity Partners, L.P.

          (2) Represents shares owned by the Individual Investors (as herein defined) which are subject to a certain Shareholders' Agreement, pursuant to which the Reporting Person has the right to vote such shares and certain other rights.
               See item 4.

          (3) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to the Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Also does not include shares of Halco Industries, Inc. which WPG Corporate Development Associates IV, L.P. may have the right to purchase pursuant to the terms of a certain Stock Purchase Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               WPG Private Equity Partners, L.P.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Delaware

               Number of 7.   Sole Voting Power: 2,328,918 (1)
               Shares         (2) (4)
               Beneficially
               Owned By  8.   Shared Voting Power: 128,523 (3)
               Each
               Reporting
               Person    9.   Sole Dispositive Power:
               With           2,328,918 (1) (2) (4)

                         10.  Shared Dispositive Power: -0-

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person:  2,457,441 (4)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11):
          27.2%  (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Solely in its capacity as the sole general partner of WPG Corporate Development Associates IV, L.P.

          (2) Power is executed through its two managing general partners, Steven N. Hutchinson and Wesley W. Lang, Jr.

          (3) Represents shares owned by the Individual Investors which are subject to the Shareholders' Agreement, pursuant to which WPG Corporate Development Associates IV, L.P. has the right to vote such shares and certain other rights. See item 4.

          (4) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Also does not include shares of Halco Industries, Inc. which WPG Corporate Development Associates IV, L.P. may have the right to acquire pursuant to the terms of a certain Stock Purchase Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               WPG Corporate Development Associates IV      (Overseas),
          L.P.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x

          3.   SEC Use Only

          4.   Source of Funds:  WC

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Cayman     Islands

               Number of 7.   Sole Voting Power: 542,151 (1) (2)
               Shares
               Beneficially
               Owned By  8.   Shared Voting Power: -0-
               Each
               Reporting 9.   Sole Dispositive Power: 542,151 (1)
               Person         (2)
               With
                         10.  Shared Dispositive Power: -0-

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person:  542,151 (2)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11):
          7.3% (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Power is exercised through its two general partners, WPG Private Equity Partners (Overseas), L.P. and WPG CDA IV (Overseas), Ltd.

          (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               WPG CDA IV (Overseas), Ltd.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Cayman     Islands

               Number of 7.   Sole Voting Power: -0-
               Shares Bene-
               ficially  8.   Shared Voting Power: 542,151 (1)   Owned By
               (2)
               Each
               Reporting 9.   Sole Dispositive Power: -0-
               Person
               With      10.  Shared Dispositive Power:
                              542,151 (1)(2)

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 542,151 (2) (see item 5)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): 7.3%
          (see item 5)

          14.  Type of Reporting Person:  CO

          (1) Solely through its capacity as a general partner of WPG Corporate Development Associates IV (Overseas), L.P.

          (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               WPG Private Equity Partners (Overseas), L.P.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Delaware

               Number of 7.   Sole Voting Power: 19,429 (2)
               Shares Bene-
               ficially  8.   Shared Voting Power: 542,151 (1)   Owned By
               (2) (3)
               Each
               Reporting 9.   Sole Dispositive Power: 19,429 (2)
               Person
               With      10.  Shared Dispositive Power:
                              542,151 (1) (2) (3)

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 561,580 (3)  (see item 5)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): 7.6%
          (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Solely in its capacity as a general partner of WPG Corporate Development Associates IV (Overseas), L.P.

          (2) Power is exercised through its two managing general partners, Steven N. Hutchinson and Wesley W. Lang, Jr.

          (3) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               Steven N. Hutchinson

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     States

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 3,019,021
               Owned By       (1)(2)
               Each
               Reporting 9.   Sole Dispositive Power: -0-
               Person
               With      10.  Shared Dispositive Power:
                              3,019,021 (1)(2)

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 3,019,021 (1)(2)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11):
          31.8%  (see item 5)

          14.  Type of Reporting Person:  IN

          (1) Solely in his capacity as one of the two managing general partners of WPG Private Equity Partners IV, L.P., the sole general partner of WPG Corporate Development Associates IV, L.P., and in his capacity as one of the two managing general partners of WPG Private Equity Partners IV (Overseas), L.P., a general partner of WPG Corporate Development Associates IV (Overseas), L.P. See item 5.

          (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               Wesley W. Lang, Jr.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     States

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 3,019,021     Owned By
               (1)(2)
               Each
               Reporting 9.   Sole Dispositive Power: -0-
               Person
               With      10.  Shared Dispositive Power:
                              3,019,021 (1)(2)

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 3,019,021 (1)(2)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11):
          31.8% (see item 5)

          14.  Type of Reporting Person:  IN

          (1) Solely in his capacity as one of the two managing general partners of WPG Private Equity Partners IV, L.P., the sole general partner of WPG Corporate Development Associates IV, L.P., and in his capacity as one of the two managing general partners of WPG Private Equity Partners IV (Overseas), L.P., a general partner of WPG Corporate Development Associates IV (Overseas), L.P. See item 5.

          (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

          1.   Name of Reporting Person:

               Peter B. Pfister


          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  PF

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     States

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 3,041 (1)
               Owned By
               Each      9.   Sole Dispositive Power: 3,041
               Reporting
               Person    10.  Shared Dispositive Power: -0-
               With

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 3,041

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x
          13.  Percent of Class Represented by Amount in Row     (11): <
          0.1%  (see item 5)

          14.  Type of Reporting Person:  IN

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a certain Shareholders' Agreement. See item 4.

          1.   Name of Reporting Person:

               Craig S. Whiting

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only


          4.   Source of Funds:  PF

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     States

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 3,041 (1)(2)
               Owned By
               Each      9.   Sole Dispositive Power: 3,041 (2)
               Reporting
               Person    10.  Shared Dispositive Power: -0-
               With

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 3,041

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): <
          0.1%  (see item 5)

          14.  Type of Reporting Person:  IN

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a certain Shareholders' Agreement. See item 4.

          (2) Power is exercised through an Individual Retirement Account and a 401(k) account the trustee of which is Weiss, Peck & Greer. Mr. Whiting makes all investment decisions involving securities held in such account.

          1.   Name of Reporting Person:

               Nora E. Kerppola

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  PF

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     States

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 3,041 (1)(2)
               Owned By
               Each      9.   Sole Dispositive Power: 3,041 (2)
               Reporting
               Person    10.  Shared Dispositive Power: -0-
               With

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 3,041

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): <
          0.1%  (see item 5)

          14.  Type of Reporting Person:  IN

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

          (2) Power is exercised with respect to 2,041 shares through an Individual Retirement Account the trustee of which is Weiss, Peck & Greer. Ms. Kerppola makes all investment decisions involving securities held in such account.

          1.   Name of Reporting Person:

               Glenbrook Partners, L.P.

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                       (b) x
          3.   SEC Use Only

          4.   Source of Funds:  WC

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Nevada

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 42,457
               Owned By       (1)(2)
               Each
               Reporting 9.   Sole Dispositive Power: 42,457 (2)
               Person
               With
                         10.  Shared Dispositive Power: -0-

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 42,457(2)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): 0.6%
          (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

          (2) Power is exercised through its sole general partner, Prim Ventures, Inc.

          1.   Name of Reporting Person:

               Prim Ventures, Inc.
          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  N/A

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  Nevada

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 42,457
               Owned By       (1)(2)
               Each
               Reporting 9.   Sole Dispositive Power:
               Person         42,457(2)
               With
                         10.  Shared Dispositive Power: -0-

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 42,457(2)

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): 0.6%
          (see item 5)

          14.  Type of Reporting Person:  PN

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

          (2) Solely in its capacity as the sole general partner of Glenbrook Partners, L.P.

          1.   Name of Reporting Person:

               Westpool Investment Trust PLC

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                      (b) x
          3.   SEC Use Only

          4.   Source of Funds:  WC

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United     Kingdom

               Number of 7.   Sole Voting Power: -0-
               Shares Bene
               ficially  8.   Shared Voting Power: 76,943 (1)
               Owned By
               Each      9.   Sole Dispositive Power: 76,943
               Reporting
               Person    10.  Shared Dispositive Power: -0-
               With

          11.  Aggregate Amount Beneficially Owned by Each  Reporting
          Person: 76,943

          12.  Check Box if the Aggregate Amount in Row (11)     Excludes
          Certain Shares:                                                 x

          13.  Percent of Class Represented by Amount in Row     (11): 1.1%
          (see item 5)

          14.  Type of Reporting Person:  CO

          (1) Voting power is shared with WPG Corporate Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

  Item 1.   Security and Issuer.

       This Statement relates to the Common Stock, par value $.10 (the "Shares") of Empire of Carolina, Inc., a
  Delaware corporation (the "Company"). The principal executive offices of the Company are located at 441 South
  Federal Highway, Deerfield Beach, Florida 33441.

       Pursuant to Rule 13-2(a) of Regulation 13D-G of the
  General Rules and Regulations under the Act, the undersigned hereby amend their Statement on Schedule 13D, dated September 29, 1994, as amended on December 23,
  1994, March 13, 1995, July 7, 1995 and June 26, 1996 (the
  "Schedule 13D"), relating to Shares of the Company.  This
  Statement constitutes Amendment No. 5 to the Schedule
  13D. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.
  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

  Item 4, Purpose of Transaction, is hereby amended by adding the following paragraph following the fourth paragraph of the section entitled "Underwriting
  Agreement":

       The transactions described in the Underwriting
  Agreement as described above (other than the Over
  Allotment Option) closed on June 28, 1996. Shares held by CDA IV, CDA IV Overseas, Glenbrook and Westpool remain subject to the Over Allotment Option which is scheduled to expire 30 days following the date of the initial public offering of the Shares.

  Item 5, Interests in Securities of the Issuer, is hereby amended by replacing the first paragraph thereof with the following:

       The following information provided in response to this Statement is based on a total of 6,961,300 Shares outstanding, as disclosed in the final prospectus pursuant to the Company's Registration Statement, dated
  June 24, 1996, on Form S-1 (Registration No. 333-4440)
  (the "Registration Statement"). The following also assumes the conversion of all Convertible Debentures and the exercise of the WPG Warrants at a price of $7.50 per share.

  Item 7, Material to be filed as Exhibits is hereby amended by adding thereto the following:

       Exhibit Agreement pursuant to Rule 13d-1(f)(1)(ii)
       A-5

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996

            WPG CORPORATE DEVELOPMENT ASSOCIATES IV, L.P.

                      By: WPG PRIVATE EQUITY
                          PARTNERS, L.P.,
                          its sole general partner


                      By:/s/ Wesley W. Lang, Jr.
                         Wesley W. Lang, Jr.,
                         Managing General Partner

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996


                      WPG PRIVATE EQUITY
                      PARTNERS, L.P.


                      By:/s/ Wesley W. Lang, Jr.
                         Wesley W. Lang, Jr.,
                         Managing General Partner

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  Dated:  July 1, 1996



                      WPG CORPORATE DEVELOPMENT
                      ASSOCIATES IV (OVERSEAS), L.P.

                      By:  WPG CDA IV (Overseas), Ltd. a
                           general partner


                      By:/s/ Brent R.W. Thomas
                         Brent R.W. Thomas, Director

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996


                      WPG CDA IV (OVERSEAS), LTD

                      By:/s/ Brent R.W. Thomas
                         Brent R.W. Thomas,
                         Director

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996


                      WPG PRIVATE EQUITY PARTNERS
                      (OVERSEAS), L.P.

                      By:/s/ Wesley W. Lang, Jr.
                         Wesley W. Lang, Jr.,
                         Managing General Partner

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996



                      /s/ Wesley W. Lang, Jr.
                      Wesley W. Lang, Jr.,

                      as attorney-in-fact
                      for Steven N. Hutchinson

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996




                      By: /s/ Wesley W. Lang, Jr.
                          Wesley W. Lang, Jr.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996



                      By: /s/ Peter B. Pfister
                          Peter B. Pfister

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996


                     By: /s/ Craig S. Whiting
                         Craig S. Whiting

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996



                     By: /s/ Nora Kerppola
                         Nora Kerppola

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





  Dated:  July 1, 1996

                     GLENBROOK PARTNERS, L.P.

                     By:   Prim Ventures, Inc., its
                           General Partner



                     By:/s/ Peter Knapp
                        Peter Knapp,
                        Executive Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996

                     PRIM VENTURES, INC.



                     By:/s/ Peter Knapp
                        Peter Knapp,
                        Executive Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 1, 1996

                     WESTPOOL INVESTMENT TRUST PLC



                     By:/s/ Robert Rayne
                        Robert Rayne, Director